Exhibit (h)(9)

SUBLICENSE AGREEMENT
This Sublicense Agreement (the “Agreement”) is made as of September 25, 2024, between Tuttle Asset Management, LLC, a Connecticut limited liability company, and Select STOXX Europe Aerospace & Defense ETF, a series of Spinnaker ETF Series, a statutory trust established under the laws of the State of Delaware (the “Registrant”).
RECITALS
WHEREAS, pursuant to that certain License Agreement dated as of May 1, 2024 (as amended from time to time, the “License Agreement”) between STOXX Ltd. (“STOXX”) and Aerodef LLC, Aerodef LLC obtained a license to use, in connection with certain funds (defined in the License Agreement as “Licensed Products”), certain securities indexes owned by STOXX (“STOXX Indexes”) and associated marks (“STOXX Marks”); and
WHEREAS, Aerodef LLC has the right, pursuant to Section 2 of the License Agreement and Section 2.1 of the ETF Order Form (as defined in the Agreement), to grant its rights thereunder to certain entities, which include Tuttle Asset Management; and
WHEREAS, Tuttle Asset Management has the right, pursuant to Section 2 of the License Agreement and Section 2.1 of the ETF Order Form (as defined in the Agreement), to grant its rights thereunder to certain entities, which include the Registrant; and
WHEREAS, the Registrant may wish to use STOXX Indexes and STOXX Marks in connection with the establishment of a exchange-traded fund based on a STOXX Index, Select STOXX Europe Aerospace & Defense ETF (the “Index ETF”), and to use STOXX Marks in connection with the identification and marketing of the Index ETF and disclosures about the Index ETF under applicable laws, rules and regulations; and
WHEREAS, Tuttle Asset Management wishes to grant a sublicense to the Registrant for the use of STOXX Indexes and STOXX Marks;
NOW THEREFORE, the parties agree as follows:
1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, Tuttle Asset Management hereby grants to the Registrant a sublicense to use the applicable STOXX Indexes and associated data, information and STOXX Marks in the manner set forth in, and subject to the terms of, the License Agreement. The Registrant shall have no right to grant a sublicense or to share use of STOXX Indexes or STOXX Marks with any other person or entity.
2. Performance of Obligations Under the License. The Registrant will be responsible for performing all of Tuttle Asset Management’s executory obligations under the License Agreement (other than the payment of license fees), as such obligations relate to use of the applicable STOXX Indexes and STOXX Marks in connection with the formation and operation of the Index ETF.
3. Fees. There shall be no fees paid to Tuttle Asset Management or STOXX in connection with the sublicenses obtained hereunder.
4. Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) Tuttle Asset Management ceases to exercise investment discretion over the Registrant or the Index ETF in its capacity as manager, investment adviser, trustee, or other comparable capacity. Tuttle Asset Management shall notify the Registrant as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Registrant’s right to use the applicable STOXX Indexes and STOXX Marks shall terminate immediately.

5. Indemnification. The Index ETF shall indemnify and hold harmless Tuttle Asset Management, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the Index ETF or interests therein, (b) any breach by Tuttle Asset Management of its covenants, representations, and warranties under the License Agreement caused by the actions or inactions of the Index ETF, or (c) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the Index ETF or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of Tuttle Asset Management. The provisions of this section shall survive termination of this Agreement.
6. Assignment. The Registrant may not make, or purport to make, any assignment or other transfer of this Agreement. Tuttle Asset Management may assign its rights and obligations under this Agreement effective upon the giving of written notice to the Registrant.
7. Amendment. No provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.
8. Entire Agreement. This Agreement, the License Agreement, and the ETF Order Form constitute the entire agreement between the parties hereto with respect to the subject matter hereof.
9. Construction. Headings used in this Agreement are for convenience only and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of Delaware.
10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

SPINNAKER ETF SERIES

By:	/s/ Katherine M. Honey
Katherine M. Honey, President

TUTTLE CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew Tuttle
Matthew Tuttle, Managing Member